[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 26, 2023

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Chase Issuance Trust

Chase Card Funding LLC

Registration Statement on Form SF-3

Ladies and Gentlemen:

On behalf of Chase Card Funding LLC, as depositor to the Chase Issuance Trust, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is the Registration Statement on Form SF-3.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (212) 735-2416.

Sincerely yours,

/s/ Boong-Kyu Lee

Boong-Kyu Lee